Filed by NextEra Energy, Inc.
(Commission File No. 1-8841)

Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:
Hawaiian Electric Industries, Inc.
(Commission File No. 1-8503)

FACT SHEET: HEI COMBINATION WITH NEXTERA ENERGY

WHAT THIS MEANS FOR HAWAI'I

- NextEra Energy and Hawaiian Electric Industries (HEI) are committed to ensuring that the combination delivers significant value to all HEI stakeholders.
- HEI shareholders to receive 0.2413 NextEra Energy shares per HEI share, pro rata distribution of ASB Hawaii shares, and a one-time special cash dividend, to be paid by HEI, of $0.50 per share.
- American Savings Bank customers expected to benefit from experienced management, same products and services.
- Combined expertise and resources of NextEra Energy and Hawaiian Electric can accelerate a more affordable clean energy future for Hawai'i.
- Hawaiian Electric, including Maui Electric and Hawai'i Electric Light, will continue to operate under its current name, be locally managed from existing operating locations and remain headquartered in Honolulu.

OVERVIEW

Hawaiian Electric Industries and NextEra Energy - the nation's leading clean energy company with a track record of providing utility service at highly competitive rates – announced that the companies have agreed to combine. HEI separately announced a plan in which ASB Hawaii will become an independent publicly traded company. This is a unique, transformational opportunity for HEI to unlock the value of its two strong, local companies, solidify Hawai'i's leadership in clean energy innovation and help Hawai'i's businesses and residents prosper.

NextEra Energy – which has been doing business in Hawai'i for several years through its efforts to develop renewable and other energy projects – is a trusted partner who can help Hawaiian Electric accelerate its plans to achieve the clean energy future that we all want for Hawai'i.

The transaction brings together two industry leaders in clean and renewable energy. Hawaiian Electric has put Hawai'i on the leading edge of clean energy nationally, successfully integrating rooftop solar with 11 percent of customers and helping achieve 20 percent renewable energy across Hawai'i, and NextEra Energy adds its strength as the nation's leading clean energy company. NextEra Energy shares Hawaiian Electric's vision of increasing renewable energy, modernizing its grid, reducing Hawaii's dependence on imported oil, integrating more rooftop solar energy and, importantly, lowering customer bills to create a more affordable clean energy future that benefits customers and protects the environment.

KEY POINTS: HAWAIIAN ELECTRIC COMPANY TRANSACTION

- No involuntary reductions to Hawaiian Electric's workforce are expected as a result of the combination for at least two years following the close of the transaction.
- All of Hawaiian Electric's union labor agreements will be honored.
- A local Hawaiian Electric advisory board will be established to provide input on matters of local and community interest.
- NextEra Energy expects to maintain HEI overall current level of local corporate giving.
- Until the transaction is complete, NextEra Energy and Hawaiian Electric remain independent companies and normal operations will continue.
- Hawaiian Electric remains committed to achieving a clean energy future for Hawai'i and has filed plans with the Hawai'i Public Utilities Commission (PUC) – plans that seek to enhance Hawai'i's energy future by increasing renewables to 65 percent, tripling solar, and lowering customer bills 20 percent by 2030. NextEra Energy is supportive of Hawaiian Electric's plans to accomplish these goals.
- Hawaiian Electric will retain its corporate identity and logo, which symbolize its rich history in the islands.

KEY POINTS: ASB HAWAII SPINOFF

- American Savings Bank will continue to be a leading financial institution serving and investing in Hawai'i, as it has done for nearly 90 years.
- Following the spinoff, American Savings Bank will remain headquartered in Hawai'i, led by its current management team.
- The spinoff transaction is not expected to result in significant changes to American Savings Bank's operations.
- The ability to establish ASB Hawaii as an independent publicly traded company reflects the strength of the bank's business, its strong market position and its talented team of employees.
- Under the planned spinoff, HEI shareholders would receive a distribution of stock in ASB Hawaii pro-rata to their ownership interest in HEI.
- NextEra Energy will assume the corporate tax liability related to the spinoff (estimated to total approximately $1.60 per HEI share). The spinoff is expected to be tax-free for HEI shareholders.
- The spinoff is contingent upon the completion of the NextEra Energy-HEI combination and remains subject to shareholder and regulatory approvals.
- American Savings Bank will maintain its name and corporate identity.
- American Savings Bank has been named a "Best Place to Work in Hawai'i" for five consecutive years, as one of the "Best Banks to Work For" by American Banker for the two years since inception of the ranking, and has also been recognized as one of the state's healthiest employers.

KEY POINTS: NEXTERA ENERGY

- NextEra Energy is the leading clean energy company in the U.S. with approximately $15.5 billion in consolidated revenues, more than 42,500 megawatts (MW) of generating capacity and nearly 14,000 employees in 26 states and Canada.
- It has a longstanding reputation as an excellent corporate citizen and has received much recognition for these efforts. NextEra Energy has been recognized for an unprecedented eight consecutive years as No. 1 in the utility industry in Fortune's "World's Most Admired Companies," and has been named No. 1 in the sector for innovation, No. 1 for social responsibility and No. 1 for quality of products/services.
- Florida Power & Light Company (FPL), one of the nation's largest and most well-respected electric utilities, and NextEra Energy Resources LLC, which together with its affiliated entities, is North America's largest producer of renewable energy from the wind and sun.
- FPL, which was recognized by Market Strategies International as the nation's most trusted electric utility earlier this year, serves approximately 4.7 million customer accounts in a state that, like Hawai'i, has no indigenous fossil fuels and was once the largest consumer of oil among all U.S. utilities. Since 2001, FPL has reduced its reliance on imported oil by more than 99 percent, improved its overall fuel efficiency by 20 percent and saved its customers more than $6.8 billion in fuel costs.
- FPL's operational excellence has supported competitive customer rates, including typical residential customer electric bills that are the lowest in Florida for the fifth consecutive year and approximately 25 percent lower than the national average.
- Additionally, FPL's highly efficient generation fleet is one of the cleanest and most modern among utilities nationwide. FPL also has developed, built and operates one of the nation's most modern grid networks and offers the highest reliability among Florida's investor-owned utilities, ranking in the top quartile nationally, with 99.98 percent reliability.
- FPL recently was presented with two prestigious reliability-related awards by PA Consulting - Outstanding Technology and Innovation in the U.S. and Outstanding Reliability Performance in the U.S. South region.

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as "may," "will," "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "predict," and "target" and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. NEE and HEI caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in any forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the proposed merger involving NEE and HEI, including future financial or operating results of NEE or HEI, NEE's or HEI's plans, objectives, expectations or intentions, the expected timing of completion of the transaction, the value, as of the completion of the merger or spin-off of HEI's bank subsidiary or as of any other date in the future, of any consideration to be received in the merger or the spin-off in the form of stock or any other security, potential benefit of tax basis step up to HEI shareholders, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by any such forward-looking statements include risks and uncertainties relating to: the risk that HEI may be unable to obtain shareholder approval for the merger or that NEE or HEI may be unable to obtain governmental and regulatory approvals required for the merger or the spin-off, or required governmental and regulatory approvals may delay the merger or the spin-off or result in the imposition of conditions that could cause the parties to abandon the transaction; the risk that a condition to closing of the merger or the completion of the spin-off may not be satisfied; the timing to consummate the proposed merger and the expected timing of the completion of the spin-off; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction, including the value of a potential tax basis step up to HEI shareholders, may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time and attention on merger and spin-off-related issues; general worldwide economic conditions and related uncertainties; the effect and timing of changes in laws or in governmental regulations (including environmental); fluctuations in trading prices of securities and in the financial results of NEE, HEI or any of their subsidiaries; the timing and extent of changes in interest rates, commodity prices and demand and market prices for electricity; and other factors discussed or referred to in the "Risk Factors" section of HEI's or NEE's most recent Annual Reports on Form 10-K filed with the Securities and Exchange Commission. These risks, as well as other risks associated with the merger, will be more fully discussed in the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NEE's and HEI's reports filed with the SEC and available at the SEC's website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither NEE nor HEI undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed business combination transaction between NEE and HEI will be submitted to the shareholders of HEI for their consideration. NEE will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of HEI that also constitutes a prospectus of NEE. HEI will provide the proxy statement/prospectus to its shareholders. NEE and HEI also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which NEE or HEI may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF HEI ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from NEE's website (www.investors.nexteraenergy.com) under the heading "Investor Relations" and then under the heading "SEC Filings." You may also obtain these documents, free of charge, from HEI's website (www.hei.com) under the tab "Investor Relations" and then under the heading "SEC Filings." Additional information about the proposed transaction is available at a joint website launched by the companies at www.forhawaiisfuture.com.

PARTICIPANTS IN THE MERGER SOLICITATION

NEE, HEI, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from HEI shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of HEI shareholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about NEE's executive officers and directors in its definitive proxy statement filed with the SEC on April 4, 2014. You can find information about HEI's executive officers and directors in its definitive proxy statement filed with the SEC on March 25, 2014 and in its Annual Report on Form 10-K filed with the SEC on February 21, 2014. Additional information about NEE's executive officers and directors and HEI's executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from NEE and HEI using the contact information above.